Exhibit 10.16

May 13, 2019

Josh Ofman

Via Docusign

Dear Josh:

I am excited to offer you the opportunity to join GRAIL!

GRAIL’s mission is to save lives by detecting cancer early, when it can be cured. We have the opportunity to change the understanding of biology, rewrite the practice of healthcare and, most importantly, to save millions of lives.

We are currently building the best Team in the world because we are working on this most important and exciting challenge. On behalf of the Team, I am thrilled to have you join to innovate, collaborate, and enable us to deliver on our promise.

We are pleased to extend to you (the “Employee”) this offer of employment with GRAIL, Inc. (the “Company”) based on the terms and conditions set forth below (the “Agreement”).

This offer is for the position of Chief Medical Officer and Chief of Commercial Development. You will be responsible for such duties as may be assigned to you by the Chief Executive Officer. You will report to Jennifer Cook, as your direct manager, and your employment start date will be May 31, 2019 (or such other date as mutually agreed).

For full-time regular employment, your annual base salary will be $500,000 USD, less applicable withholdings.

Your salary will be payable every other week, one week in arrears and subject to standard payroll deductions and withholdings. Your first paycheck will be prorated based on your employment start date.

1525 O’Brien Drive Menlo Park CA 94025 / www.GRAIL.com

You will be entitled to receive the Company’s standard benefits in accordance with GRAIL’s policies and subject to the terms and conditions of the governing plan documents. Please note that the Company may modify your title, job duties, compensation and benefits from time to time as it deems necessary.

You will be eligible to participate in GRAIL’s Variable Compensation Plan (“VCP”). If your hire date is on or before October 1, you will be eligible to participate in the current year VCP on a prorated basis. If your hire date is after October 1, you will not be eligible to participate in the current year’s VCP, but will be eligible to fully participate in the following year’s VCP. Your VCP target is 50% of your base salary. You must continue to be employed by GRAIL on the date of payment in order to earn a VCP payment. Details of the plan will be provided to you in the near future.

In connection with the commencement of your employment, and subject to approval by the Company’s Board of Directors, the Company will grant you an option to purchase 2,340,000 shares of the Company’s common stock with an exercise price per share equal to the fair market value of one share of the Company’s common stock on the date of the grant, as determined by the Board of Directors. Subject to your continuing service with the Company, your stock option will vest over a period of four years, with 25% cliff vesting upon the first anniversary of the vesting commencement date and 1/48th vesting monthly thereafter. Your stock option will be subject to the terms and conditions of the Company’s 2016 Equity Incentive Plan (or any successor plan) and your stock option agreement, which you will be required to sign as a condition of receiving the stock option.

To support you with relocation costs associated with your move to the San Francisco Bay Area, the Company will provide you: (i) up to 12 months of temporary housing according to GRAIL’s relocation policy; (ii) a one-time cash payment of $100,000 USD payable to you at the time of your final move (the “Relocation Bonus”); and (iii) reasonable moving expenses for shipment and storage of household goods according to GRAIL’s relocation policy. The Relocation Bonus will be processed through the Company’s payroll department, with all appropriate taxes withheld. All housing and relocation benefits set forth in this paragraph paid for on your behalf or paid by you and reimbursed by GRAIL are considered taxable benefits by the IRS and must be included as imputed income per current US tax law. Imputed income is when the taxable value of a benefit paid by an employer gets added to the employee’s gross taxable income, with appropriate federal tax withholding. If you voluntarily resign your employment without Good Reason (as defined below) or are terminated for Cause (as defined below), in either case prior to the date that marks twelve (12) months from the date of payment, you will be required to repay to the Company the entire amount of the Relocation Bonus paid to you within 10 business days following your final day of employment.

As an added incentive, you will be eligible for a one-time sign-on bonus payment in the amount of $750,000 USD (the “Sign-on Bonus”). The Sign-on Bonus payment will be processed through our payroll department, with all appropriate taxes withheld and will be paid within 30 days of your employment start date. If you resign your employment without Good Reason or you are terminated for Cause, in either case prior to the date that is the 12-month anniversary of your employment start date, then you will be required to repay to the Company the entire amount of the Sign-on Bonus paid to you within 10 business days following your final day of employment.

If, at any time, the Company or any of its affiliates terminates your employment with the Company or its affiliates, respectively, without Cause (excluding as a result of death or disability) or you resign your employment for Good Reason, then you will be eligible to receive the following severance benefits from the Company contingent upon you providing the Company with a fully executed and irrevocable Separation and Release Agreement (as defined below):

1)	a lump-sum severance payment equal to nine months of base salary paid on the 61st day following your termination;

2)

reimbursement for nine (9) months (the “Covered Period”) of the cost of your health benefits (provided that you elect continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), within the time period prescribed pursuant to COBRA for you and your eligible dependents) until the earliest of (A) the last day of the Covered Period, (B) the date upon which you and/or your eligible dependents become covered under similar plans or (C) the date upon which you cease to be eligible for coverage under COBRA (such reimbursements, the “COBRA Premiums”). However, if the Company determines in its sole discretion that it cannot pay the COBRA Premiums without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination of employment (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether you elect COBRA continuation coverage and will commence on the month following your termination of employment and will end on the earlier of (x) the date upon which you obtain other employment, (y) the date the Company has paid an amount equal to the payments for the entire Covered Period, or (z) March 15th of the calendar year following your termination. For the avoidance of doubt, the taxable payments in lieu of COBRA Premiums may be used for any purpose, including, but not limited to continuation coverage under COBRA, and will be subject to all applicable tax withholdings. This entire subparagraph 2 is referred to as the “COBRA Benefit Arrangement”); and

3)

for clarity, (a) if you resign your employment with Good Reason or a termination of employment without Cause occurs in either case prior to the date that is the 12-month anniversary of your employment start date, you shall have no obligation to repay any portion of the Sign-on Bonus; and (b) if you resign your employment with Good Reason or a termination of employment without Cause occurs in either case prior to the date that is the 12-month anniversary of the Relocation Bonus payment date, you shall have no obligation to repay any portion of the Relocation Bonus.

Your “Separation and Release Agreement” will be in a form provided by the Company and must be executed and become irrevocable within 60 days of your termination.

If, within 12 months after or within three months before the closing of a Change of Control (as defined below), the Company or its successor terminates your employment with the Company without Cause (excluding death or disability) or you resign from such employment for Good Reason (in such Change of Control context, a “Qualifying Termination”), then you will instead of the severance benefits set out directly above, receive the following severance benefits from the Company contingent upon you providing the Company with a fully executed and irrevocable Separation and Release Agreement (as referred to above):

1)	a lump-sum severance payment equal to 12 months of base salary paid on the 61st day following your termination;

2)	a lump sum payment equal to 100% of your Target Bonus (based on assuming target achievement level) for the then-current fiscal year, paid on the 61st day following your termination;

3)	the COBRA Benefit Arrangement with a Covered Period of 12 months;

4)

accelerated vesting as to one hundred percent (100%) of the then-unvested portion of all of your outstanding Company equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria with vesting of any performance-based awards as if all applicable performance criteria were achieved at target levels; and

5)

for clarity, (a) if such Qualifying Termination occurs prior to the date that is the 12-month anniversary of your employment start date, you shall have no obligation to repay any portion of the Sign-on Bonus; and (b) if such Qualifying Termination occurs prior to the date that is the 12-month anniversary of the Relocation Bonus payment date, you shall have no obligation to repay any portion of the Relocation Bonus.

For the avoidance of doubt, if a Qualifying Termination occurs prior to the closing of a Change of Control, then any unvested portion of your outstanding equity awards will remain outstanding for up to three months so that any additional benefits that may be due can be provided if a Change of Control closes within three months following the Qualifying Termination under this paragraph. However, in no event will your equity awards remain outstanding beyond the equity award’s original expiration date or to the extent terminated under the Company’s 2016 Equity Incentive Plan (or any successor plan). If no Change of Control closes within three months of the Qualifying Termination, any unvested portion of your equity awards automatically will be forfeited permanently without having vested.

For purposes of this Agreement, “Good Reason” means your resignation within thirty (30) days following the end of the Cure Period (as defined below), based on one or more of the following events taking place without your consent: (i) a material diminution by the Company in your base salary; provided, however, that a reduction of base salary that (combined with all prior reductions) totals twenty percent (20%) or less and also applies to substantially all other senior executives of the Company will not constitute “Good Reason;” (ii) a material diminution by the Company in your title; (iii) a material reduction of your authority, duties, or responsibilities relative to your authority, duties, or responsibilities in effect immediately prior to such reduction, provided, however, that continued employment following a Change of Control with substantially the same responsibility with respect to the Company’s business and operations will not constitute “Good Reason” (for example, “Good Reason” does not exist if you are employed by the Company with substantially the same responsibilities with respect to the Company’s business that you had immediately prior to the Change of Control regardless of whether your title is revised to reflect your placement within the overall corporate hierarchy or whether you provide services to a subsidiary, affiliate, business unit or otherwise); (iv) the relocation of your principal work location to a facility or a location more than thirty-five (35) miles from your prior work location; or (v) the Company’s material breach of its employment agreement with you. In order for an event to qualify as Good Reason, you must not terminate employment with the Company without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within sixty (60) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of thirty (30) days following the date of written notice (the “Cure Period”), and such grounds must not have been cured during such time.

For the purpose of this Agreement, “Cause” means: (i) an intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of your employment with the Company; (ii) intentional damage to the Company’s assets; (iii) intentional disclosure of the Company’s confidential information contrary to Company policies; (iv) breach of your obligations under this Agreement; (v) intentional engagement in any competitive activity that would constitute a breach of your duty of loyalty or of your obligations to the Company; (vi) intentional breach of any of the Company’s policies; (vii) the willful and continued failure to substantially perform your duties for the Company (other than as a result of incapacity due to physical or mental illness); or (viii) willful conduct by you that is demonstrably and materially injurious to the Company, monetarily or otherwise.

For the purpose of this Agreement, “Change of Control” means: a Corporate Transaction as defined in the Company’s 2016 Equity Incentive Plan, as amended; provided that to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)) would become payable under this arrangement by reason of a Corporate Transaction, such event in that case represents a change in control transaction described in U.S. Treasury Regulation 1.409A-3(i)(5)(v) or 1.409A-3(i)(5)(vii).

To the extent (i) any payments to which you become entitled under this Agreement, or any agreement or plan referenced herein, in connection with your termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) you are deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments will not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from the date of your separation from service and (ii) the date of your death following such separation from service; provided, however, that such deferral will be effected only to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph will be paid to you or your beneficiary in one lump sum (without interest). To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this

Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment will be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A. No severance or separation payments payable to you until you have a “separation from service” within the meaning of Section 409A.

In the event that the severance and other benefits provided for in this Agreement or otherwise payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this paragraph, would be subject to the excise tax imposed by Section 4999 of the Code, then your severance and other benefits under this Agreement shall be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such severance and other benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of severance benefits under this Agreement, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. Any reduction shall be made in the following manner: first a pro-rata reduction of (i) cash payments subject to Section 409A of the Code as deferred compensation and (ii) cash payments not subject to Section 409A of the Code, and second a pro rata cancellation of (i) equity-based compensation subject to Section 409A of the Code as deferred compensation and (ii) equity-based compensation not subject to Section 409A of the Code, with equity all being reduced in reverse order of vesting and equity not subject to treatment under Treasury regulation 1.280G- Q & A 24(c) being reduced before equity that is so subject. Unless the Company and you otherwise agree in writing, any determination required under this paragraph shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this paragraph, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and you shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this paragraph. The Accountants shall deliver to the Company and you sufficient documentation for you to rely on it for the purpose of filing your tax returns. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this paragraph.

Your employment will be at-will, which means it may be terminated at any time by you or the Company with or without notice or cause. Any prior representations to the contrary are hereby superseded by this offer. This at-will employment relationship cannot be changed except by written agreement signed by the CEO of the Company. Please also note the terms of your employment including reporting relationships may change based on business needs.

As a Company employee you will be expected to abide by all Company policies and procedures and sign and comply with the Company’s standard form of Proprietary Information and Invention Agreement, which, among other things, prohibits unauthorized use or disclosure of the Company’s proprietary information.

To ensure the timely and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this Agreement, your employment, or the termination of your employment, including but not limited to statutory claims, will be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in San Francisco, California conducted by JAMS, Inc. or its successor (“JAMS”) under JAMS’ then applicable rules and procedures for employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules- employment-arbitration/ ). By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. In addition, all claims, disputes, or causes of action under this section, whether by you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS’ arbitration fees in excess of the amount of court fees that would be required of you if the dispute were decided in a court of law. Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

This letter Agreement, together with the Proprietary Information and Invention Agreement, forms the complete and exclusive statement of your agreement with the Company concerning the subject matter hereof. The terms of this Agreement cannot be changed (except for those changes expressly reserved to the Company’s discretion in this Agreement) without a written modification signed by you and a duly authorized officer of the Company. The terms herein supersede any other agreements or promises made to you by anyone, whether oral or written, and they are governed by the laws of the state of California without regard to conflicts of laws principles.

If the foregoing accurately reflects our agreement, please so indicate no later than May 14, 2019.

On behalf of all GRAILers, I look forward to welcoming you to the incredible GRAIL journey!

Sincerely,

/s/ Patrick Broderick
GRAIL, Inc.
Patrick Broderick
General Counsel, GRAIL

Accepted:

/s/ Joshua Ofman	May 13, 2019
Joshua Ofman	Date